EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

SEC MAIL PROCESSING
RECEIVED
SEP 18 2007
WASH, D.C. 209 SECTION

12g3-2(b) File No.82-4922

Ref No. OS.021/2007

September 14, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

07026772

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Sep 14, 07

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

9/20

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

Ref. TS.036/2007

September 13, 2007

To President
The Stock Exchange of Thailand

Subject : Disposal of ordinary shares in Progress Information Co.,Ltd.

KASIKORNBANK PCL ("KBank") would like to inform the Stock Exchange of Thailand ("SET") that KBank and Kasikorn Asset Management Co.,Ltd. ("subsidiary") sold ordinary shares in Progress Information Co.,Ltd ("the Company"). The details of the transaction are as follows:

Transaction date:	September 13, 2007
Relevant party:	Miss Issaree Chantachaimongkol
Type of asset:	Ordinary shares in Progress Information Co.,Ltd. in the amount of 250,000 shares, corresponding to 25.00% of paid up share capital.
Type of Transaction:	KBank and subsidiary sold the ordinary shares of the Company.
Number of shares held before transaction:	KBank: 200,000 ordinary shares, corresponding to 20.00% of paid up share capital. Subsidiary: 50,000 ordinary shares, corresponding to 5.00% of paid up share capital. Total 250,000 ordinary shares, corresponding to 25.00% of paid up share capital.
Number of shares held after transaction:	0 ordinary share, corresponding to 0.00% of paid up share capital.
Objective of transaction:	To comply with the Bank of Thailand's regulation regarding the Consolidated Supervision.

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

Financial status and financial statement: unit : Baht

As of	31/12/2006	31/12/2005	31/12/2004	31/12/2003	31/12/2002
Asset	26,989,669	23,200,603	20,441,130	22,040,722	17,161,084
Liabilities	40,836,434	29,475,880	18,726,997	16,922,348	11,952,946
Paid-up Capital	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Retained Earnings (Loss)	(23,846,765)	(16,275,277)	(8,285,867)	(4,881,626)	(4,791,862)
Equity	(13,846,765)	(6,275,277)	1,714,133	5,118,374	5,208,138
Book Value	(13.85)	(6.28)	1.71	5.12	5.21
Revenue	22,665,737	15,476,385	21,368,541	23,700,345	17,811,939
Net Profit	(6,455,349)	(8,050,270)	(3,119,537)	(51,664)	(219,429)
EPS	(6.46)	(8.05)	(3.12)	(0.05)	(0.22)

Type of business: Providing service in e-Learning and e-Testing in form of Total Solution.

Transaction value: 55,000 Baht

The transaction classified as the connected transaction in type of transaction relating to assets or service, but size of the transaction is not subject to disclosure concerning the connected transaction and not subject to the rules of acquisition or disposal of assets.

Please be informed accordingly.

Yours Sincerely,

P. Pookakupt

EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

SEC MAIL PROCESSING
RECEIVED
SEP 18 2007
WASH, D.C. 209 SECTION

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. OS.023/2007

September 18, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Sep 18, 07

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

SS.5-3851/2007

September 17, 2007

To President

The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the sixteenth interest payment of the third Subordinated Debenture (KBNK13OA) will be made on October 16, 2007, we would like inform you the details of the sixteenth interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 3.75 percent per annum and 92 days duration – from July 16, 2007 to October 15, 2007. And, we will close the book for interest payment at noon of October 2, 2007.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)
Vice President
Securities Services Department
Tel. 0 2470 1981 - 3